UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2018

Commission File Number: 001-14475

TELEFÔNICA BRASIL S.A.
(Exact name of registrant as specified in its charter)

TELEFONICA BRAZIL S.A.
(Translation of registrant’s name into English)

Av. Eng° Luís Carlos Berrini, 1376 -  28º andar
São Paulo, S.P.
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

ACCELERATION OF DATA REVENUES AND EFFICIENCY IN COSTS AND INVESTMENTS DRIVE SUBSTANTIAL EBITDA GROWTH AND ROBUST CASH GENERATION FOR VIVO IN 2017

Highlights

o	Total accesses came to 97.8 million in December 2017, 74.9 million of which in the mobile business (+1.6% y-o-y) and 22.9 million in the fixed business (-2.1% y-o-y);
o	Mobile market share of 31.7% in December 2017 (+1.5 p.p. vs. Dec-16);
o	Postpaid mobile accesses grew 10.1% y-o-y, reaching a market share of 41.8% in December 2017 (18.7 p.p. higher than the second player);
o	Mobile ARPU recorded y-o-y growth of 2.2% in 4Q17, fueled by a higher share of postpaid clients in the mix and the increased adoption of data packages, whose ARPU increased 23.1% y-o-y in 4Q17;
o	Broadband accesses totaled 7.4 million customers in 4Q17 (+1.9% y-o-y), with FTTx¹ connections accounting for 61.1% of the base, thanks to y-o-y growth of 9.5% and 92 thousand new net FTTH additions in the quarter. Broadband ARPU climbed 20.5% y-o-y in 4Q17;
o	Net Operating Service Revenues grew 1.3% in 4Q17 over 4Q16 (3.5% up y-o-y, excluding regulatory effects). In 2017, Net Operating Service Revenues climbed 2.0% y-o-y, continuing the positive trajectory observed throughout the year;
o	Mobile Service Revenues continued to rise above inflation, climbing 3.8% y-o-y in 4Q17 (versus 3.7% y-o-y in 3Q17). Data and Digital Services Revenues increased 25.0% y-o-y, accounting for 75.0% of Mobile Service Revenues in 4Q17;
o	Recurring Operating Costs² declined 1.5% y-o-y in 4Q17 (LTM IPCA: +2.9%), continuing the cost reduction stemming from our focus on efficiency and digitalization;
o	Recurring EBITDA² totaled R$3,945.6 million in 4Q17, 7.3% up on 4Q16, accompanied by a recurring EBITDA margin² of 35.8% (+2.0 p.p. y-o-y). In 2017, recurring EBITDA² totaled R$14,664.8 million, accompanied by a recurring EBITDA margin² of 33.9%;
o	CAPEX totaled R$2,664.7 million in 4Q17 and R$7,998.3 million in 2017. Operating Cash Flow (EBITDA – Capex)²,³ increased 46.3% y-o-y in 4Q17, reaching R$6,666.5 million in 2017 (+17.8% y-o-y);
o	Free Cash Flow from Business Activities grew 20.1% in 2017, to R$5,739.3 million, driven by greater cost efficiency and optimized capex allocation;
o	Accelerated 4G coverage expansion, reaching 2,600 cities, with 84.5% of the population covered, and 118 cities with access to 4G+ technology in December, improving customer experience;
o	Launch of FTTH technology in 16 new cities in 2017, totaling 87 cities in December 2017;
o	Net Income stood at R$4,608.8 million (+12.8% y-o-y) in 2017, while Interest on Capital and Dividends came to R$4,608.5 million[4] (+12.8% y-o-y) in the period, resulting in a Payout of 100% over Adjusted Net Income.

(1) FTTx includes customers with FTTH (Fiber to the Home) and FTTC (Fiber to the Cabinet) technologies, as well as cable customers; (2) Excluding the following non-recurring effects: non-cash regulatory provision in 4Q17, with a negative impact of R$178.9 million on costs and EBITDA and R$118.1 million on net income; the sale of towers in 1Q16, with a positive impact of R$513.5 million on costs and EBITDA and R$338.9 million on net income; the organizational restructuring in 2Q16, with a negative impact of R$101.2 million on costs and EBITDA and R$66.8 million on net income; and the corporate restructuring in 4Q16, with a negative impact of R$52.5 million on costs and EBITDA and R$34.6 million on net income; (3) Excluding the amounts related to the 2.5GHz  licenses totaling R$185.5 million acquired at the Anatel leftover spectrum auction accounted in 1Q16; (4) To be ratified at the 2017 Annual Shareholders’ Meeting, to be held on April 12, 2018.

Telefônica Brasil S.A. (B3: VIVT3 and VIVT4, NYSE: VIV) discloses today its results for the fourth quarter of 2017, presented in accordance with the International Financial Reporting Standards (IFRS) and with the pronouncements, interpretations and guidelines provided by the Accounting Pronouncements Committee. Totals are subject to differences due to rounding up or down.

HIGHLIGHTS

Consolidated in R$ million	4Q17	4Q16	∆%	3Q17	∆%	2017	2016	∆%

Net Operating Revenues	11,033.6	10,873.6	1.5	10,885.9	1.4	43,206.8	42,508.4	1.6

Net Operating Service Revenues	10,736.2	10,596.8	1.3	10,631.3	1.0	42,136.4	41,312.8	2.0

Net Service Mobile Revenues	6,552.7	6,315.8	3.8	6,355.5	3.1	25,387.9	24,342.7	4.3
Net Operating Fixed Revenues	4,183.6	4,281.0	(2.3)	4,275.8	(2.2)	16,748.5	16,970.2	(1.3)

Net Handset Revenues	297.3	276.9	7.4	254.6	16.8	1,070.5	1,195.6	(10.5)

Operating Costs	(7,266.9)	(7,250.3)	0.2	(7,209.0)	0.8	(28,720.9)	(28,486.0)	0.8
Recurring Operating Costs[1]	(7,088.0)	(7,197.8)	(1.5)	(7,209.0)	(1.7)	(28,542.0)	(28,845.8)	(1.1)

EBITDA	3,766.7	3,623.3	4.0	3,676.9	2.4	14,485.9	14,022.4	3.3
EBITDA Margin %	34.1%	33.3%	0.8 p.p.	33.8%	0.4 p.p.	33.5%	33.0%	0.5 p.p.

Recurring EBITDA[1]	3,945.6	3,675.8	7.3	3,676.9	7.3	14,664.8	13,662.6	7.3
Recurring EBITDA Margin[1] %	35.8%	33.8%	2.0 p.p.	33.8%	2.0 p.p.	33.9%	32.1%	1.8 p.p.

Net Income	1,517.0	1,214.8	24.9	1,222.7	24.1	4,608.8	4,085.2	12.8
Recurring Net Income[1]	1,635.1	1,249.4	30.9	1,222.7	33.7	4,726.9	3,847.7	22.8

Capex (ex-Licenses)[2]	2,664.7	2,800.1	(4.8)	2,187.5	21.8	7,998.3	8,003.7	(0.1)

Operational Cash Flow[1,2]	1,280.9	875.7	46.3	1,489.4	(14.0)	6,666.5	5,658.9	17.8

Total Accesses (thousand)	97,797	97,129	0.7	97,639	0.2	97,797	97,129	0.7
Total Mobile Accesses	74,940	73,778	1.6	74,562	0.5	74,940	73,778	1.6
Total Fixed Accesses	22,857	23,352	(2.1)	23,077	(1.0)	22,857	23,352	(2.1)

1) Excluding the following non-recurring effects: non-cash regulatory provision in 4Q17, with a negative impact of R$178.9 million on costs and EBITDA and R$118.1 million on net income; the sale of towers in 1Q16, with a positive impact of R$513.5 million on costs and EBITDA and R$338.9 million on net income; the organizational restructuring in 2Q16, with a negative impact of R$101.2 million on costs and EBITDA and R$66.8 million on net income; and the corporate restructuring in 4Q16, with a negative impact of R$52.5 million on costs and EBITDA and R$34.6 million on net income.

2) Excluding the amounts related to the 2.5GHz licenses totaling R$185.5 million acquired at the Anatel leftover spectrum auction, accounted in 1Q16.

Mobile Business

OPERATING PERFORMANCE

Thousand	4Q17	4Q16	∆%	3Q17	∆%	2017	2016	∆%

Mobile Total Accesses	74,940	73,778	1.6	74,562	0.5	74,940	73,778	1.6
Postpaid	36,772	33,391	10.1	35,664	3.1	36,772	33,391	10.1
M2M	6,321	5,013	26.1	5,854	8.0	6,321	5,013	26.1
Prepaid	38,168	40,387	(5.5)	38,897	(1.9)	38,168	40,387	(5.5)
Market Share	31.7%	30.2%	1.5 p.p.	30.9%	0.8 p.p.	31.7%	30.2%	1.5 p.p.
Postpaid	41.8%	42.1%	(0.3) p.p.	42.1%	(0.3) p.p.	41.8%	42.1%	(0.3) p.p.
M2M	41.5%	39.4%	2.2 p.p.	40.4%	1.1 p.p.	41.5%	39.4%	2.2 p.p.
Net Additions	378	283	33.5	227	66.7	1,162	509	128.1
Postpaid	1,107	891	24.2	981	12.8	3,381	2,317	46.0
Market Share of Postpaid Net Additions	34.0%	31.9%	2.1 p.p.	35.1%	(1.2) p.p.	39.3%	38.0%	1.3 p.p.
Market Penetration	113.5%	118.0%	(4.5) p.p.	116.1%	(2.6) p.p.	113.5%	118.0%	(4.5) p.p.
Monthly Churn	3.3%	3.5%	(0.2) p.p.	3.4%	(0.1) p.p.	3.3%	3.4%	(0.0) p.p.
Postpaid ex. M2M	1.7%	1.7%	(0.0) p.p.	1.9%	(0.2) p.p.	1.8%	1.8%	(0.0) p.p.
Prepaid	4.8%	5.0%	(0.2) p.p.	4.8%	0.0 p.p.	4.7%	4.6%	0.1 p.p.
ARPU (R$/month)¹	29.2	28.6	2.2	28.4	2.8	28.5	27.6	3.0
Voice	7.3	10.8	(32.3)	7.7	(5.4)	7.9	11.7	(32.0)
Data	21.9	17.8	23.1	20.7	5.9	20.5	16.0	28.6
Postpaid ex. M2M ARPU¹	52.9	52.3	1.1	51.5	2.7	52.2	51.2	2.1
Prepaid ARPU¹	13.6	14.6	(6.9)	13.5	0.6	13.5	13.9	(2.9)
M2M ARPU¹	2.8	2.6	6.8	2.8	(0.9)	3.0	2.9	1.6
MOU	165.7	169.3	(2.1)	160.4	3.3	0.0	160.0	n.a.

1) ARPU data including intercompany revenue eliminations.

	o	Total accesses came to 74,940 thousand at the close of the quarter, 1.6% up on 4Q16. The postpaid segment continues to stand out, growing 10.1% over 4Q16, to 36,772 thousand accesses, equivalent to 49.1% of mobile accesses, 3.8 p.p. more than in 4Q16.
Share of Postpaid net Additions reached 39.3% in the year

	o	Total market share came to 31.7% in 4Q17 (+1.5 p.p. y-o-y). In the postpaid segment, Telefônica Brasil accounted for 39.3% of total net additions in 2017, reaching a market share of 41.8% in December. The Company also has a relevant market share in 4G-technology terminals, maintaining its leadership position in this technology (33.6% in December 2017) and reflecting the quality of the customer base and the Company’s strategy focused on data.

	o	In the fourth quarter, mobile net additions came to 378 thousand accesses (+33.5% y-o-y), with postpaid net additions of 1,107 thousand accesses (+24.2% y-o-y) and net prepaid disconnections of 729 thousand accesses, as there was significant migration of prepaid clients to control plans.

	o	The prepaid customer base decreased by 5.5% between December 2016 and December 2017, due to the Company’s ongoing strategy focused on the migration of prepaid clients to control plans and the strict policy of disconnection of inactive clients within the criteria established by ANATEL.

 .

	o	In the Machine-to-Machine (M2M) market, the access base continued to grow substantially, reaching 6.3 million customers in December 2017, 26.1% up on December 2016. Telefônica Brasil is the leading company in this business and closed 4Q17 with a market share of 41.5%.
Mobile ARPU creased 2.2% y-o-y in 4Q17

	o	Total ARPU rose 2.2% y-o-y in 4Q17, fueled by the performance of Data ARPU, 23.1% up on 4Q16. Excluding MTR reductions in the period, total ARPU would have climbed 5.0% in the period.

NET OPERATING MOBILE REVENUE

Consolidated in R$ million	4Q17	4Q16	∆%	3Q17	∆%	2017	2016	∆%

Net Operating Mobile Revenues	6,850.0	6,592.6	3.9	6,610.1	3.6	26,458.3	25,538.2	3.6

Net Service Mobile Revenues	6,552.7	6,315.8	3.8	6,355.5	3.1	25,387.9	24,342.7	4.3
Outgoing Voice	1,325.8	2,035.8	(34.9)	1,433.0	(7.5)	5,970.7	8,938.9	(33.2)
Interconnection	291.0	343.1	(15.2)	296.4	(1.8)	1,093.2	1,299.2	(15.9)
Data and Digital Services	4,916.2	3,934.2	25.0	4,630.5	6.2	18,305.9	14,055.2	30.2
Messaging P2P	335.9	357.1	(6.0)	350.5	(4.2)	1,427.0	1,506.1	(5.2)
Internet	3,250.2	3,008.4	8.0	3,289.9	(1.2)	13,464.9	10,297.5	30.8
Digital Services	1,330.1	568.7	133.9	990.0	34.3	3,413.9	2,251.6	51.6
Other Services	19.7	2.7	632.1	(4.3)	n.a.	18.1	49.4	(63.4)
Net Handset Revenues	297.3	276.9	7.4	254.6	16.8	1,070.5	1,195.6	(10.5)

% Data and Digital Services Revenues / MSR	75.0%	62.3%	12.7 p.p.	72.9%	2.2 p.p.	72.1%	57.7%	14.4 p.p.

Net Mobile Revenues climbed 3.9% in 4Q17 over 4Q16, due to higher Mobile Services Revenues (+3.8% y-o-y), driven by growing Data and Digital Services Revenue. On the other hand, lower Voice Revenue and the effect of the MTR reduction in February 2017 negatively affected revenue growth. Excluding the regulatory effect, Mobile Services Revenues would have increased +6.7% y-o-y.

Outgoing voice Revenue fell 34.9% from 4Q16, mainly reflecting the migration to data services and data consumption. In addition, the prepaid segment continued to be influenced by lower top-ups volume in annual comparison, mainly due to macroeconomic conditions, whose improvement has not yet been reflected in the segment.
Mobile Service Revenues grew 3.8% in 4Q17, fueled by data

Interconnection revenue fell 15.2% from 4Q16, mainly due to the MTR tariff reduction in February 2017 (-45.6%).

Data and Digital Services Revenue rose 25.0% in 4Q17 over 4Q16 and continued to be the Company’s main source of revenue growth, reflecting our strategy focused on data. This performance was influenced by the upselling of data bundles, particularly in postpaid offers, growth in family plans and a strong upturn of our Digital Services Revenue. In 4Q17, Data and Digital Services revenue increased 12.7 p.p. y-o-y, to 75.0% of Net Mobile Services Revenue.

SMS (P2P Messaging) revenue fell 6.0% y-o-y in 4Q17, reflecting the lower consumption of this service due to its maturity.

Mobile Internet Revenue grew 8.0% y-o-y, accounting for 66.1% of data and Digital Services Revenue in 4Q17. This performance was directly linked to the growth of postpaid data accesses, particularly in 4G plans, which boosted the consumption, and the expansion of the smartphone customer base. In December 2017, 82.7% of our customer base already had smartphones, 3.7 p.p. more than in December 2016.

Digital Services Revenue climbed 133.9% in 4Q17 over 4Q16, mainly due to the inclusion of value-added services in the hybrid and prepaid segments in the third quarter and in the postpaid segment in the fourth quarter of 2017.

Other Services Revenue rose R$17.0 million over 4Q16, mainly as a result of adjustments of the portfolio related to the adherence to and use of our loyalty program, Vivo Valoriza.

Mobile Handset Revenue increased 7.4% over 4Q16, due to the change in the Company’s strategy, placing greater emphasis on handset sales as of 4Q17.

Data and Digital Services Revenue rose 25.0% y-o-y, accounting for 75.0% of Mobile Services Revenue in 4Q17

Fixed Line Business

OPERATING PERFORMANCE

Thousand	4Q17	4Q16	∆%	3Q17	∆%	2017	2016	∆%

Total Fixed Accesses	22,857	23,352	(2.1)	23,077	(1.0)	22,857	23,352	(2.1)
Fixed Voice Accesses	13,837	14,343	(3.5)	14,007	(1.2)	13,837	14,343	(3.5)
Residential	8,899	9,318	(4.5)	9,059	(1.8)	8,899	9,318	(4.5)
Corporate	4,498	4,580	(1.8)	4,503	(0.1)	4,498	4,580	(1.8)
Others	441	445	(1.0)	445	(1.0)	441	445	(1.0)
Fixed Broadband	7,432	7,296	1.9	7,452	(0.3)	7,432	7,296	1.9
FTTx	4,541	4,146	9.5	4,472	1.5	4,541	4,146	9.5
Others	2,891	3,150	(8.2)	2,980	(3.0)	2,891	3,150	(8.2)
Pay TV	1,588	1,713	(7.3)	1,618	(1.9)	1,588	1,713	(7.3)
Voice ARPU (R$/month)	40.1	43.3	(7.4)	39.3	2.2	40.8	43.0	(5.3)
Broadband ARPU (R$/month)	56.1	46.6	20.5	52.2	7.5	51.6	45.1	14.4
Pay TV ARPU (R$/month)	98.3	93.2	5.6	99.2	(0.9)	96.8	91.3	6.1

The FTTx Broadband Base reached 4.5 million customers in 4Q17, accounting for 61.1% of Total Broadband Accesses	o	The fixed base totaled 22,857 thousand accesses in 4Q17, 2.1% down from 4Q16, mainly influenced by the performance of Voice and Pay TV accesses.
	o	Fixed voice accesses totaled 13,837 thousand in 4Q17, 3.5% down from 4Q16, mainly reflecting the fixed-to-mobile substitution and the voice-to-data migration. Voice ARPU fell 7.4% y-o-y, reflecting the negative impact caused by lower interconnection tariffs.

o	Fixed broadband accesses totaled 7.4 million customers in 4Q17, 1.9% more than in 4Q16. The FTTx customer base grew 9.5% in 4Q17 over 4Q16, reaching 4.5 million accesses, 1.3 million of which using FTTH technology, 45.3% more than in the previous year. FTTx customers accounted for 61.1% of total broadband accesses, fueling ARPU, which grew 20.5% y-o-y in 4Q17.

Broadband ARPU grew 20.5% y-o-y in 4Q17	o	Pay TV accesses declined 7.3% y-o-y, closing 2017 with 1.6 million subscribers. However, IPTV accesses grew 50.8% y-o-y in 4Q17 and TV ARPU increased 5.6%, reflecting the Company’s strategy of focusing on higher-value clients.

NET OPERATING FIXED REVENUE

Consolidated in R$ million	4Q17	4Q16	∆%	3Q17	∆%	2017	2016	∆%

Net Operating Fixed Revenues	4,183.6	4,281.0	(2.3)	4,275.8	(2.2)	16,748.5	16,970.2	(1.3)

Voice	1,616.6	1,889.0	(14.4)	1,658.5	(2.5)	6,850.0	7,624.0	(10.2)
Interconnection	46.2	62.6	(26.2)	41.3	11.7	181.6	280.0	(35.1)
Broadband¹	1,253.3	1,021.4	22.7	1,165.8	7.5	4,579.8	3,923.2	16.7
Corporate Data and IT	630.7	659.6	(4.4)	758.8	(16.9)	2,578.7	2,560.1	0.7
Pay TV	472.6	485.7	(2.7)	486.6	(2.9)	1,910.1	1,932.5	(1.2)
Other Services	164.3	162.6	1.0	164.7	(0.3)	648.4	650.4	(0.3)

% Non-Voice Revenues² / Net Operating Fixed Revenues	60.3%	54.4%	5.8 p.p.	60.2%	0.0 p.p.	58.0%	53.4%	4.6 p.p.

1) Broadband revenue includes residential clients and SMEs.

2) Non-voice revenue includes revenue from Broadband, Corporate Data and IT, Pay TV and Other Services.

Net Revenue from the Fixed Business fell 2.3% y-o-y in 4Q17, impacted by lower Voice Revenue and fixed-to-mobile tariff (VC) and fixed interconnection tariff (TU-RL and TU-RIU) reductions in February 2017, partially offset by the increase in Broadband Revenue. Excluding the negative effect of tariff reductions, Net Fixed Services Revenue would have decrease 1.1%.

Non-Voice Revenue accounted for 60.3% of Fixed Net Revenue in 4Q17

Voice Revenue fell 14.4% y-o-y in 4Q17, mainly due to the maturity of the service and fixed-to-mobile substitution. Excluding VC reductions (-17.7%), voice revenue fell 12.2% y-o-y.

Interconnection Revenue decreased 26.2% y-o-y in 4Q17, due to the reduction in TU-RL (-35.3%) and TU-RIU (-50.9%) in February 2017. Excluding this effect, Interconnection Revenue fell 11.4%, due to lower incoming traffic.

Broadband Revenue rose 22.7% in 4Q17 over 4Q16, fueled by the increase in ultra-broadband revenue, which accounted for approximately 60.2% of this line in the period and grew 22.4% over the previous year, reflecting the Company’s efforts to expand the base and client migration to higher speeds, fueling fiber accesses, whose ARPU is higher, as well as the expansion of the FTTH network to 16 new municipalities in 2017.

Corporate Data and IT revenue dropped 4.4% y-o-y in 4Q17, due to the volatility arising from the negotiation of major wholesale contracts and agreements with large companies.

Pay TV Revenue fell 2.7% y-o-y in 4Q17. The Company continued with its selective strategy for this service, focusing on higher-value products, such as IPTV, whose revenue grew 64.6% y-o-y, in order to improve customer experience and increase profitability.

UBB and IPTV Revenues grew 22.4% and 64.6% y-o-y in 4Q17, respectively

Consolidated Operating Costs

Consolidated in R$ million	4Q17	4Q16	∆%	3Q17	∆%	2017	2016	∆%

Operating Costs	(7,266.9)	(7,250.3)	0.2	(7,209.0)	0.8	(28,720.9)	(28,486.0)	0.8

Personnel	(949.4)	(988.2)	(3.9)	(948.4)	0.1	(3,725.8)	(3,859.8)	(3.5)
Costs of Services Rendered	(2,828.4)	(2,782.1)	1.7	(2,906.8)	(2.7)	(11,508.2)	(11,906.2)	(3.3)
Interconnection	(371.5)	(462.8)	(19.7)	(351.9)	5.6	(1,441.0)	(1,924.1)	(25.1)
Taxes and Contributions	(437.6)	(430.8)	1.6	(448.2)	(2.4)	(1,792.7)	(1,861.2)	(3.7)
Third-party Services	(1,360.5)	(1,320.5)	3.0	(1,426.9)	(4.7)	(5,591.3)	(5,705.1)	(2.0)
Others	(658.8)	(568.0)	16.0	(679.8)	(3.1)	(2,683.2)	(2,415.8)	11.1
Cost of Goods Sold	(534.6)	(553.8)	(3.5)	(483.9)	10.5	(1,955.9)	(2,118.9)	(7.7)
Commercial Expenses	(2,346.7)	(2,290.3)	2.5	(2,366.9)	(0.9)	(9,315.8)	(8,910.1)	4.6
Provision for Bad Debt	(372.1)	(344.2)	8.1	(380.4)	(2.2)	(1,481.0)	(1,348.2)	9.9
Third-party Services	(1,857.8)	(1,845.6)	0.7	(1,890.6)	(1.7)	(7,438.9)	(7,216.9)	3.1
Others	(116.8)	(100.5)	16.2	(95.9)	21.8	(395.9)	(345.0)	14.8
General and Administrative Expenses	(382.3)	(473.7)	(19.3)	(378.2)	1.1	(1,492.7)	(1,622.3)	(8.0)
Other Net Operating Revenue (Expenses)	(225.5)	(162.2)	39.0	(124.8)	80.7	(722.5)	(68.7)	951.7

Recurring Operational Costs¹	(7,088.0)	(7,197.8)	(1.5)	(7,209.0)	(1.7)	(28,542.0)	(28,845.8)	(1.1)

1) Excluding the following non-recurring effects: non-cash regulatory provision in 4Q17, with a negative impact of R$178.9 million; the sale of towers in 1Q16, with a positive impact of R$513.5 million; the organizational restructuring in 2Q16, with a negative impact of R$101.2 million; and the corporate restructuring in 4Q16, with a negative impact of R$52.5 million.

Recurring Operating Costs, excluding Depreciation and Amortization expenses, totaled R$7,088.0 million in 4Q17, a decrease of 1.5% over 4Q16, in a period when inflation was +2.9% (LTM IPCA). When including the non-recurring effects of the provision for regulatory issues in 4Q17 and the corporate restructuring in 4Q16, costs edged up 0.2% y-o-y, also below inflation.

Recurring Operating Costs declined 1.5% y-o-y in 4Q17
Personnel Costs fell 3.9% in 4Q17 compared with the same period last year. When including the non-recurring effect of the corporate restructuring in 4Q16, costs increased 1.1% less than inflation for the period, mainly due to the collective bargaining agreement of September 2017, partially offset by savings from rightsizings in the last years.

Cost of Services Rendered increased 1.7% in 4Q17 over 4Q16, mainly as a result of the expansion of our mobile network coverage and the increased FTTH footprint, partially offset by MTR/VC and TU-RL/TU-RIU reductions in February 2017.

Cost of Goods Sold (COGS) fell 3.5% y-o-y in 4Q17, reflecting the Company’s strategy of focusing on higher-value clients and increased profitability.

Selling Expenses climbed 2.5% y-o-y, mainly driven by higher commissioning expenses associated with service upselling and growing additions in the higher-value segments (postpaid and ultra-broadband).

Provisions for Bad Debt (PDA) closed 4Q17 at R$372.1 million, 2.2% down from 3Q17, reflecting the Company’s credit and collection efforts in the constant pursuit of higher efficiency in the identification of customer risk profile. As a result, Bad Debt level remained in line with 3Q17, representing 2.3% of gross revenue in 4Q17.

Third-Party Services climbed 0.7% y-o-y, due to higher spending on telesales, partially offset by efficiency gains arising from digitalization, mainly in billing and commissions.

General and Administrative Expenses fell 19.3% in 4Q17, due to the Company’s strict cost control policy.

Other Net Operating Revenues (Expenses) increased 39.0% y-o-y, to R$225.5 million in the quarter, as a result of the non-recurring effect related to the non-cash provision, in the amount of R$178.9 million, related to regulatory fines*.

* Total provisions related to regulatory fines issued by ANATEL and part of the scope of TAC (Termo de Ajustamento de Conduta) amounted to R$592.2 million, already including the R$178.9 million provisioned in 4Q17.

Cost of Services Rendered increased 1.7%, due to the expansion of the mobile network and FTTH footprint

Selling Expenses rose 2.5% y-o-y in 4Q17, due to strong commercial activity in higher-value segments

EBITDA

Recurring EBITDA totaled R$3,945.6 million in 4Q17, accompanied by an EBITDA margin of 35.8% and y-o-y growth of 7.3%	Recurring EBITDA(earnings before interest, taxes, depreciation and amortization) totaled R$3,945.6 million in 4Q17, 7.3% up on 4Q16, accompanied by a recurring EBITDA margin of 35.8%, 2.0 p.p. up on 4Q16. Considering the non-recurring effects of the provision for regulatory issues in 4Q17 (R$178.9 million) and the corporate restructuring in 4Q16 (R$52.5 million), EBITDA grew 4.0% over 4Q16.

The increase in EBITDA was due to revenue growth and cost-efficiency measures adopted by the Company in the period.

.

Depreciation and Amortization

Consolidated in R$ million	4Q17	4Q16	∆%	3Q17	∆%	2017	2016	∆%

Depreciation and Amortization	(1,990.9)	(1,815.2)	9.7	(1,962.0)	1.5	(7,853.7)	(7,654.4)	2.6
Depreciation	(1,303.1)	(1,154.8)	12.8	(1,327.7)	(1.9)	(5,240.9)	(5,054.3)	3.7
Amortization of Intangibles¹	(342.1)	(289.0)	18.4	(289.0)	18.4	(1,209.1)	(1,180.0)	2.5
Other Amortizations	(345.7)	(371.4)	(6.9)	(345.3)	0.1	(1,403.7)	(1,420.1)	(1.2)

 1) Amortization of intangible assets generated by the incorporation of Vivo as of 2Q11 and GVT as of 2Q15.

The Depreciation and Amortization line rose 9.7% between 4Q16 and 4Q17 and 2.6% in 2017, driven by the increase in the asset base, resulting from sustainable investment levels in the last few years.

Financial Result

Consolidated in R$ million	4Q17	4Q16	∆%	3Q17	∆%	2017	2016	∆%

Net Financial Income	(177.8)	(315.3)	(43.6)	(170.5)	4.3	(903.0)	(1,234.5)	(26.9)

Income from Financial Investments	111.6	210.1	(46.9)	173.7	(35.8)	655.5	719.4	(8.9)
Debt Interest	(157.3)	(220.3)	(28.6)	(240.7)	(34.6)	(932.7)	(1,061.1)	(12.1)
Monetary and Exchange Variation	(79.8)	(154.7)	(48.4)	(69.9)	14.2	(486.7)	(183.5)	165.2
Gains (losses) on Derivative Transactions	21.9	(32.8)	n.a.	(26.6)	n.a.	(41.9)	(347.9)	(88.0)
Other Financial Income (Expenses)	(74.2)	(117.6)	(36.9)	(7.0)	960.0	(97.2)	(361.4)	(73.1)

Net Financial Expenses fell 43.6% y-o-y (R$137.5 million) in 4Q17. In 2017, Net Financial Expenses declined 26.9% y-o-y (R$331.5 million).

This improved performance was caused by reduced interest rates and lower monetary correction expenses.

Net Income

Net income grew 24.9% y-o-y in 4Q17

Net Incometotaled R$1,517.0 million in 4Q17, 24.9% more than in the same period in 2016.

Net Income growth was mostly driven by increased EBITDA, higher Interest on Capital declared and the improved financial result recorded in the period.

Capex

Consolidated in R$ million	4Q17	4Q16	∆%	3Q17	∆%	2017	2016	∆%

Total	2,664.7	2,800.1	(4.8)	2,187.5	21.8	7,998.3	8,189.1	(2.3)

Network	2,067.8	2,240.2	(7.7)	1,931.9	7.0	6,783.5	6,743.9	0.6
Technology / Information System	420.9	373.1	12.8	179.3	134.7	883.3	929.5	(5.0)
Products and Services, Channels, Adm. and Others	176.0	186.8	(5.8)	76.2	130.9	331.5	330.2	0.4
Licenses	0.0	0.0	n.a.	0.0	n.a.	0.0	185.5	n.a.

Capex (ex-licenses) / Net Operating Revenue	24.2%	25.8%	(1.6) p.p.	20.1%	4.1 p.p.	18.5%	18.8%	(0.3) p.p.

Capex fell 4.8% y-o-y, to R$2,664.7 million in 4Q17, representing 24.2% of net operating revenue.

In 2017, the Company invested R$7,998.3 million, equivalent to 18.5% of Net Operating Revenue, in line with the R$24 billion projected average annual investment for 2017-2019, in accordance with the Material Fact released on November 21, 2016. The Company invested mainly in expanding its network capacity and 4G coverage, introducing FTTH technology in new cities, increasing FTTx penetration and IT, supporting the Company’s digitalization process.

The Company led the 4G network expansion in Brazil, adding 2,084 new cities in 2017 and reaching a total of 2,600 cities, equivalent to 84.5% of the country’s population, as shown in the chart below:

The Company also expanded its FTTH footprint to 16 new municipalities and we have become the leader in broadband at speeds above 34Mbps in all the cities where we have been operating this technology for more than three months, with an average market share of 79.0%.

Cash Flow¹

Consolidated in R$ million	4Q17	4Q16	∆ R$	3Q17	∆ R$	2017	2016	∆ R$

Recurring EBITDA	3,945.6	3,675.8	269.9	3,676.9	268.7	14,664.8	13,662.6	1,002.3

Investments (CAPEX)	(2,664.7)	(2,800.1)	135.4	(2,187.5)	(477.2)	(7,998.3)	(8,003.6)	5.3
Payment of Interest, Taxes and Other Financial Exp (Rev)	(442.7)	(199.4)	(243.3)	(529.7)	87.0	(1,626.6)	(1,094.4)	(532.2)
Working Capital Variation	344.5	865.7	(521.2)	960.3	(615.9)	699.3	213.1	486.2

Free Cash Flow of Business Activity	1,182.7	1,542.0	(359.3)	1,920.1	(737.4)	5,739.3	4,777.7	961.6

Payment of Spectrum	0.0	0.0	0.0	0.0	0.0	0.0	(185.5)	185.5
Receipt of Tower Sale	0.0	0.0	0.0	0.0	0.0	0.0	562.5	(562.5)
Non-Recurring Items²	0.0	(49.1)	49.1	0.0	0.0	(655.1)	(150.2)	(504.9)

Free Cash Flow after Extraordinaries	1,182.7	1,492.9	(310.2)	1,920.1	(737.4)	5,084.2	5,004.5	79.7

1) The criteria used for cash flow excludes amounts paid as income tax from the allocation of interest on capital, which were previously included in the calculation.

2) Payment related to the cleaning of the 700MHz 4G spectrum, totaling R$655.1 million in 1Q17, expenses with the provision for the organizational restructuring amounting to R$21.8 million in 2Q16 and R$79.3 million in 3Q16, and corporate restructuring expenses totaling R$49.1 million in 4Q16.

Free Cash Flow from Business Activities grew 20.1% y-o-y in 2017

Free Cash Flow from Business Activitiescame to R$1,182.7 million in 4Q17, a reduction of R$359.3 million from 4Q16, but a substantial increase of 20.1% in 2017 (R$961.6 million) compared with 2016, due to the improved operating result and the fact that investments remained at a sustainable level.

In 2017, Free Cash Flow after Non-Recurring Itemsincreased by R$79.7 million, also influenced by the improved operating result.

Debt

Loans and Financing (R$ million)

December 2017
Consolidated	Currency	Annual Interest Rate	Due Date	Short-Term	Long-Term	Total

Local currency

BNDES	UR LTIR	LTIR + 0.00% to 4.08%	2023	657.8	931.1	1,588.9
BNDES	R$	2.5% to 6.0%	2023	77.1	164.9	242.0
BNDES	R$	SELIC D-2 + 2.32%	2023	70.4	306.0	376.4
BNB	R$	7.0% to 10.0%	2022	15.1	54.7	69.8
Confirming	R$	101.4% to 109.4% of CDI	2018	607.2	-	607.2
Debentures 4th Issue - Series 3	R$	IPCA + 4.0%	2019	0.3	40.0	40.3
Debentures 1st Issue - Minas Comunica	R$	IPCA + 0.5%	2021	24.1	72.3	96.4
Debentures 4th Issue - Single Series	R$	100% of CDI + 0.68 spread	2018	1,317.5	-	1,317.5
Debentures 5th Issue - Single Series	R$	108.25% of CDI	2022	64.4	1,996.5	2,060.9
Debentures 6th Issue - Single Series	R$	100.00% of CDI + 0.24%	2020	6.2	999.5	1,005.6
Financial Leases	R$	-	2033	51.0	334.4	385.5
Contingent Consideration	R$	-	2025	-	446.1	446.1

Foreign Currency

BNDES	UMBND	ECM + 2.38%	2019	142.3	83.0	225.3

Total				3,033.4	5,428.4	8,461.8

NET FINANCIAL DEBT				L.T. OBLIGATIONS
				(R$ million)
Consolidated in R$ million	12/31/2017	9/30/2017	12/31/2016	December 2017

Short-Term Debt	3,033.4	3,408.2	4,663.5	Year	Amount
Long-Term Debt	5,428.4	4,648.4	4,560.6
Total Debt	8,461.8	8,056.6	9,224.1	2019	845.5
Cash and Cash Equivalents¹	(4,062.1)	(5,582.7)	(5,115.9)	2020	1,414.8
Net Derivatives Position	(143.8)	(18.8)	(28.4)	2021	1,283.0
Contingent Consideration Guarantee Asset²	(446.1)	(440.4)	(414.7)	2022	1,231.7
Net Debt	3,809.9	2,014.7	3,665.1	After 2022	653.4
Net Debt/EBITDA³	0.26	0.14	0.26	Total	5,428.4

1) Includes the investment in BNB given as a guarantee for the loan from that bank.

2) Alignment of the classification criteria for the asset backing the contingent consideration to calculate pro-forma net debt.

3) LTM EBITDA.

The Company closed the fourth quarter with Gross Debtof R$8,461.8 million, 2.7% of which denominated in foreign currency. The reduction in gross debt is related to the settlement of loans and financing in the period. Currently, foreign exchange exposure of debt is covered by hedge operations.

Net debt totaled R$3,809.9 million at the end of 4Q17, representing 0.26x of LTM EBITDA. Compared with 4Q16, net debt moved up R$144.8 million, as in 1Q17 the Company settled commitments related to cleaning of the 700MHz 4G spectrum assumed at the 2014 auction, offset by strong cash generation in the period.

Capital Market

Telefônica Brasil’s market cap was R$78.0 billion on December 31, 2017

Telefônica Brasil's common (ON) and preferred (PN) shares are traded on B3 under the tickers VIVT3 and VIVT4, respectively. The Company's ADRs are traded on the NYSE, under the ticker VIV.

VIVT3 and VIVT4 shares closed 2017 at R$41.20 and R$48.62, respectively, appreciating 13.2% and 10.3% in 2017. Total shareholder return (TSR) reached 20.2% for common shares and 16.7% for preferred shares in 2017.

The Company's ADRs ended the year at US$14.83, 10.8% up in 2017.

The daily traded volume of VIVT3 and VIVT4 in 2017 averaged R$924.6 thousand and R$80,306.6 thousand, respectively. The daily traded volume of ADR averaged US$20,248.1 thousand in the same period.

The chart below shows the Company's stock performance:

Capital Stock

Capital Stock Breakdown	December 31, 2017	Common	Preferred	Total

	Controlling Company	540,033,264	704,207,855	1,244,241,119
		94.47%	62.91%	73.58%
	Minority Shareholders	29,320,789	415,131,868	444,452,657
		5.13%	37.09%	26.28%
	Treasury Shares	2,290,164	983	2,291,147
		0.40%	0.00%	0.14%
	Total Number of Shares	571,644,217	1,119,340,706	1,690,984,923

	Book Value per Share:	R$ 41.13
	Subscribed/Paid-in Capital:	R$ 63,571.4	million

Dividends

IOC declared based on 2017 results totaled R$2,416.6 million

In the fourth quarter of 2017, the Board of Directors’ meeting held on December 14, 2017 approved the payment of interest on capital related to fiscal year 2017, totaling the gross amount of R$1,486.6 million. Payment will be made by the end of fiscal year 2018, on a date to be defined by the Board of Executive Officers, to common and preferred shareholders of record on December 26, 2017.

Dividends declared based on 2017 results totaled R$2,191.9 million

At a meeting held on February 16, 2018, the Board of Directors of Telefônica Brasil S.A. approved dividends related to fiscal year 2017, totaling the gross amount of R$2,191.9 million. The amount will be ratified by the Annual Shareholders’ Meeting on April 12, 2018. Payment will be made by the end of fiscal year 2018, on a date to be defined by the Board of Executive Officers to common and preferred shareholders of record on April 12, 2018. As a result, the Company closed 2017 with a payout of approximately 100% of the profit for the fiscal year. The table on the following page shows the amounts to be distributed per share:

2017	Deliberation	Shareholding Position	Gross Amount (BRL million)	Net Amount (BRL million)	Shares	Gross Amount per Share (BRL)	Net Amount per Share (BRL)	Payment Beginning Date
Dividends	04/12/2018	04/12/2018	2,191.9	2,191.9	ON	1.217277	1.217277	Up to 12/31/2018
(based on Dec-17)					PN	1.339005	1.339005
IOC	12/14/2017	12/26/2017	1,486.6	1,263.6	ON	0.825623	0.701779	Up to 12/31/2018
(based on Nov-17)					PN	0.908185	0.771957
IOC	09/18/2017	09/29/2017	305.0	259.3	ON	0.169385	0.143978	Up to 12/31/2018
(based on Aug-17)					PN	0.186324	0.158375
IOC	06/19/2017	06/30/2017	95.0	80.8	ON	0.052759	0.044845	Up to 12/31/2018
(based on May-17)					PN	0.058035	0.049330
IOC	03/20/2017	03/31/2017	350.0	297.5	ON	0.194377	0.165220	Up to 12/31/2018
(based on Feb-17)					PN	0.213814	0.181742
IOC	02/13/2017	02/24/2017	180.0	153.0	ON	0.099965	0.084970	Up to 12/31/2018
(based on Jan-17)					PN	0.109962	0.093467

2016	Deliberation	Shareholding Position	Gross Amount (BRL million)	Net Amount (BRL million)	Shares	Gross Amount per Share (BRL)	Net Amount per Share (BRL)	Payment Beginning Date
Dividends	04/26/2017	04/26/2017	1,914.0	1,914.0	ON	1.062955	1.062955	12/13/2017
(based on Dec-16)					PN	1.169250	1.169250
IOC	12/19/2016	12/30/2016	604.1	513.5	ON	0.335519	0.285191	12/13/2017
(based on Nov-16)					PN	0.369071	0.313710
IOC	09/19/2016	09/30/2016	650.0	552.5	ON	0.360985	0.306837	08/22/2017
(based on Aug-16)					PN	0.397084	0.337521
IOC	06/17/2016	06/30/2016	161.0	136.9	ON	0.089413	0.076001	08/22/2017
(based on May-16)					PN	0.098355	0.083601
IOC	04/18/2016	04/29/2016	220.0	187.0	ON	0.122180	0.103853	08/22/2017
(based on Mar-16)					PN	0.134398	0.114238
IOC	03/18/2016	03/31/2016	337.0	286.5	ON	0.187157	0.159083	08/22/2017
(based on Feb-16)					PN	0.205873	0.174992
IOC	02/19/2016	02/29/2016	200.0	170.0	ON	0.111072	0.094412	08/22/2017
(based on Jan-16)					PN	0.122180	0.103853

INCOME STATEMENT

Consolidated in R$ million	4Q17	4Q16	∆%	3Q17	∆%	2017	2016	∆%

Gross Operating Revenue	16,536.8	16,712.6	(1.1)	16,582.8	(0.3)	66,243.2	65,006.7	1.9

Net Operating Revenue	11,033.6	10,873.6	1.5	10,885.9	1.4	43,206.8	42,508.4	1.6

Mobile	6,850.0	6,592.6	3.9	6,610.1	3.6	26,458.3	25,538.2	3.6
Fixed	4,183.6	4,281.0	(2.3)	4,275.8	(2.2)	16,748.5	16,970.2	(1.3)

Operating Costs	(7,266.9)	(7,250.3)	0.2	(7,209.0)	0.8	(28,720.9)	(28,486.0)	0.8

Personnel	(949.4)	(988.2)	(3.9)	(948.4)	0.1	(3,725.8)	(3,859.8)	(3.5)
Costs of Services Rendered	(2,828.4)	(2,782.1)	1.7	(2,906.8)	(2.7)	(11,508.2)	(11,906.2)	(3.3)
Interconnection	(371.5)	(462.8)	(19.7)	(351.9)	5.6	(1,441.0)	(1,924.1)	(25.1)
Taxes and Contributions	(437.6)	(430.8)	1.6	(448.2)	(2.4)	(1,792.7)	(1,861.2)	(3.7)
Third-party Services	(1,360.5)	(1,320.5)	3.0	(1,426.9)	(4.7)	(5,591.3)	(5,705.1)	(2.0)
Others	(658.8)	(568.0)	16.0	(679.8)	(3.1)	(2,683.2)	(2,415.8)	11.1
Cost of Goods Sold	(534.6)	(553.8)	(3.5)	(483.9)	10.5	(1,955.9)	(2,118.9)	(7.7)
Commercial Expenses	(2,346.7)	(2,290.3)	2.5	(2,366.9)	(0.9)	(9,315.8)	(8,910.1)	4.6
Provision for Bad Debt	(372.1)	(344.2)	8.1	(380.4)	(2.2)	(1,481.0)	(1,348.2)	9.9
Third-party Services	(1,857.8)	(1,845.6)	0.7	(1,890.6)	(1.7)	(7,438.9)	(7,216.9)	3.1
Others	(116.8)	(100.5)	16.2	(95.9)	21.8	(395.9)	(345.0)	14.8
General and Administrative Expenses	(382.3)	(473.7)	(19.3)	(378.2)	1.1	(1,492.7)	(1,622.3)	(8.0)
Other Net Operating Revenue (Expenses)	(225.5)	(162.2)	39.0	(124.8)	80.7	(722.5)	(68.7)	951.7

EBITDA	3,766.7	3,623.3	4.0	3,676.9	2.4	14,485.9	14,022.4	3.3
EBITDA Margin %	34.1%	33.3%	0.8 p.p.	33.8%	0.4 p.p.	33.5%	33.0%	0.5 p.p.

Depreciation and Amortization	(1,990.9)	(1,815.2)	9.7	(1,962.0)	1.5	(7,853.7)	(7,654.4)	2.6
Depreciation	(1,303.1)	(1,154.8)	12.8	(1,327.7)	(1.9)	(5,240.9)	(5,054.3)	3.7
Amortization of Intangibles	(342.1)	(289.0)	18.4	(289.0)	18.4	(1,209.1)	(1,180.0)	2.5
Others Amortizations	(345.7)	(371.4)	(6.9)	(345.3)	0.1	(1,403.7)	(1,420.1)	(1.2)

EBIT	1,775.8	1,808.1	(1.8)	1,714.9	3.6	6,632.2	6,368.0	4.1

Net Financial Income	(177.8)	(315.3)	(43.6)	(170.5)	4.3	(903.0)	(1,234.5)	(26.9)
Income from Financial Investments	111.6	210.1	(46.9)	173.7	(35.8)	655.5	719.4	(8.9)
Debt Interest	(157.3)	(220.3)	(28.6)	(240.7)	(34.6)	(932.7)	(1,061.1)	(12.1)
Monetary and Exchange Variation	(79.8)	(154.7)	(48.4)	(69.9)	14.2	(486.7)	(183.5)	165.2
Gains (Losses) on Derivative Transactions	21.9	(32.8)	n.a.	(26.6)	n.a.	(41.9)	(347.9)	(88.0)
Other Financial Income (Expenses)	(74.2)	(117.6)	(36.9)	(7.0)	960.0	(97.2)	(361.4)	(73.1)

Gain (Loss) on Investments	0.2	0.2	0.0	0.0	n.a.	1.5	1.2	25.0

Taxes	(81.2)	(278.2)	(70.8)	(321.7)	(74.8)	(1,121.9)	(1,049.5)	6.9

Net Income	1,517.0	1,214.8	24.9	1,222.7	24.1	4,608.8	4,085.2	12.8

BALANCE SHEET

Consolidated in R$ million	12/31/2017	12/31/2016	∆%

ASSETS	101,382.8	102,066.2	(0.7)

Current Assets	16,731.7	18,398.9	(9.1)
Cash and Cash Equivalents	4,050.3	5,105.1	(20.7)
Accounts Receivable from Customers	9,955.2	9,934.2	0.2
Provision for Doubtful Accounts	(1,366.7)	(1,232.5)	10.9
Inventories	348.8	410.4	(15.0)
Recoverable Taxes	2,564.0	3,027.2	(15.3)
Escrow Deposits and Frozen Assets	324.6	302.4	7.3
Derivative Financial Instruments	87.6	68.9	27.1
Prepaid Expenses	446.4	343.1	30.1
Other Assets	321.5	440.1	(26.9)

Non-Current Assets	84,651.1	83,667.3	1.2
Accounts Receivable from Customers	340.6	472.8	(28.0)
Provision for Doubtful Accounts	(66.7)	(167.4)	(60.2)
Financial Investments	81.4	78.2	4.1
Recoverable Taxes	743.3	476.9	55.9
Deffered Taxes	371.4	27.5	1,250.5
Escrow Deposits and Frozen Assets	6,339.2	6,049.1	4.8
Derivative Financial Instruments	76.8	144.1	(46.7)
Other Assets	112.0	92.0	21.7
Investments	98.9	85.7	15.4
Property, Plant and Equipment, Net	33,222.3	31,924.9	4.1
Intangible Assets, Net	43,331.9	44,483.5	(2.6)

LIABILITIES	101,382.8	102,066.2	(0.7)

Current Liabilities	17,862.5	20,438.5	(12.6)
Payroll and Related Charges	723.4	760.6	(4.9)
Suppliers and Accounts Payable	7,447.1	7,611.2	(2.2)
Taxes	1,731.3	1,770.7	(2.2)
Loans and Financing	1,621.0	2,543.0	(36.3)
Debentures	1,412.5	2,120.5	(33.4)
Dividends and Interest on Shareholders Equity	2,396.1	2,195.0	9.2
Provisions	1,434.9	1,183.6	21.2
Derivative Financial Instruments	5.2	183.2	(97.2)
Deferred Revenues	372.6	429.9	(13.3)
Authorization Licenses	141.3	955.0	(85.2)
Other Liabilities	577.1	685.8	(15.9)

Non-Current Liabilities	14,058.9	12,383.3	13.5
Payroll and Related Charges	23.3	11.0	111.8
Taxes	49.4	49.1	0.6
Deferred Taxes	709.3	0.0	n.a.
Suppliers and Accounts Payable	0.0	71.9	n.a.
Loans and Financing	2,320.1	3,126.8	(25.8)
Debentures	3,108.3	1,433.8	116.8
Provisions	6,709.8	6,625.6	1.3
Derivative Financial Instruments	15.4	1.4	1,000.0
Deferred Revenues	350.6	511.8	(31.5)
Lincence of Authorization	117.4	93.5	25.6
Other Liabilities	655.3	458.4	43.0

Shareholders' Equity	69,461.4	69,244.4	0.3
Capital Stock	63,571.4	63,571.4	0.0
Capital Reserve	1,213.5	1,272.5	(4.6)
Profit Reserve	2,463.2	2,475.0	(0.5)
Additional Proposed Dividends	2,191.9	1,914.0	14.5
Other Comprehensive Income	21.4	11.5	86.1
Accumulated Profits	0.0	0.0	n.a.

Conference Call

English

Date: February 21, 2018 (Wednesday)

Time: 11:00 a.m. (Brasilia) and 09:00 a.m. (New York)

Telephone: +1 (412) 717-9224

Access Code: Telefônica Brasil

Click here to access the webcast.

A replay of the conference call will be available one hour after the event, until March 5, 2018. Telephone: +1 (412) 317-0088 - Code: 10115930#

Telefônica Brasil – Investor Relations

Eduardo Navarro David Melcon Luis Plaster João Pedro Carneiro

Av. Eng. Luis Carlos Berrini, 1376 - 28º Andar – Cidade Monções – SP – 04571-000
Telephone: +55 11 3430-3687
E-mail: ir.br@telefonica.com
Information available on the website: http://www.telefonica.com.br/ri

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFÔNICA BRASIL S.A.
Date:	February 21, 2018	By:	/s/ Luis Carlos da Costa Plaster
			Name:	Luis Carlos da Costa Plaster
			Title:	Investor Relations Director